Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Outset Medical, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333‑248903) on Form S-8 of Outset Medical, Inc. of our report dated March 22, 2021, with respect to the balance sheets of Outset Medical, Inc. as of December 31, 2020 and 2019, the related statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively the financial statements), which report appears in the December 31, 2020 annual report on Form 10‑K of Outset Medical, Inc.

/s/ KPMG LLP

San Francisco, California
March 22, 2021